Filed pursuant to Rule 433 under the Securities Act of 1933

Issuer Free Writing Prospectus dated May 10, 2012

Relating to Preliminary Prospectus Supplement dated May 10, 2012

Registration State No. 333-179206

PRICING TERM SHEET
Dated May 10, 2012

THE RYLAND GROUP, INC.

$200,000,000

1.625% CONVERTIBLE SENIOR NOTES DUE 2018

The information in this pricing term sheet supplements The Ryland Group, Inc.’s preliminary prospectus supplement, dated May 10, 2012 relating to the Convertible Senior Notes offering, including the documents incorporated by reference therein, and the accompanying prospectus dated January 27, 2012, each filed with the Securities and Exchange Commission, and supersedes the information in the preliminary prospectus supplement to the extent inconsistent with the information in the preliminary prospectus supplement.  In all other respects, this term sheet is qualified in its entirety by reference to the preliminary prospectus supplement.  Terms used herein but not defined herein shall have the respective meanings as set forth in the preliminary prospectus supplement.

Issuer:	The Ryland Group, Inc.
Exchange/Symbol for the Issuer’s Common Stock:	NYSE: RYL
Title of Securities:	1.625% Convertible Senior Notes due 2018 (the “Notes”)
Aggregate Principal Amount Offered:	$200 million ($225 million if the underwriters’ option to purchase additional Notes is exercised in full)
Maturity Date:	May 15, 2018, unless earlier converted or repurchased
Issue Price:	100% plus accrued and unpaid interest, if any, from May 16, 2012
Interest Rate:	1.625% per year, accruing from May 16, 2012
Interest Payment Dates:	May 15 and November 15, starting November 15, 2012
Closing Sale Price:	$22.48 per share of the Issuer’s common stock on the NYSE as of the Pricing Date (as defined below)
Conversion Premium:	Approximately 42.5% above the Closing Sale Price
Conversion Rate:	31.2168 shares of the Issuer’s common stock per $1,000 principal amount of the Notes
Conversion Price:	Approximately $32.03 per share of the Issuer’s common stock
Net Proceeds to Issuer After Underwriters’ Discount, Before Expenses:	Approximately $194.5 million (approximately $218.8 million if the underwriters’ option to purchase additional Notes is exercised in full)
Pricing Date:	May 10, 2012
Closing Date:	May 16, 2012
Settlement:	DTC
CUSIP:	783764 AQ6
ISIN:	US783764AQ64

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC
Co-Manager	UBS Securities LLC
Increase to Conversion Rate Upon Conversion Upon a Make-Whole Adjustment Event:

If a “make-whole adjustment event” (as defined in the preliminary prospectus supplement) occurs, the Issuer will, under certain circumstances, increase the conversion rate for the Notes.  The following table sets forth the number of additional shares per $1,000 principal amount of Notes that will be added to the conversion rate with respect to the Notes that are converted during the make-whole conversion period:

	Stock Price
Effective Date	$22.48	$25.00	$30.00	$35.00	$40.00	$50.00	$60.00	$70.00	$80.00	$90.00	$100.00	$120.00
May 16, 2012	13.2671	11.2861	7.9823	5.8718	4.4519	2.7382	1.7984	1.2373	0.8807	0.6427	0.4776	0.2730
May 15, 2013	13.2671	11.2200	7.7888	5.6246	4.1889	2.4920	1.5886	1.0645	0.7400	0.5286	0.3851	0.2118
May 15, 2014	13.2671	11.0630	7.4874	5.2701	3.8271	2.1708	1.3261	0.8559	0.5757	0.3994	0.2833	0.1480
May 15, 2015	13.2671	10.7718	7.0251	4.7572	3.3232	1.7500	1.0002	0.6097	0.3908	0.2603	0.1781	0.0871
May 15, 2016	13.2671	10.2994	6.3251	4.0098	2.6159	1.2041	0.6099	0.3365	0.1996	0.1254	0.0820	0.0370
May 15, 2017	13.2671	9.5212	5.1637	2.8149	1.5533	0.5049	0.1864	0.0797	0.0384	0.0190	0.0081	0.0008
May 15, 2018	13.2671	8.7832	2.1165	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date may not be set forth in the table above, in which case if the stock price is:

•                  between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates based on a 365-day year, as applicable;

•                  in excess of $120.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), the conversion rate will not be increased; and

•                  less than $22.48 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), the conversion rate will not be increased.

Notwithstanding anything in the indenture governing the Notes to the contrary, the Issuer may not increase the conversion rate to more than 44.4839 shares per $1,000 principal amount of Notes pursuant to a “make-whole adjustment event”, though the Issuer will adjust such number of shares for the same events for which the Issuer must adjust the conversion rate as described under “Description of Notes—Conversion of Notes—Conversion Rate Adjustments” in the preliminary prospectus supplement.

Changes from Preliminary Prospectus Supplement:

Offering Size

The Ryland Group, Inc. has increased the offering of the Notes from $150.0 million aggregate principal amount (or up to $172.5 million if the underwriters’ option to purchase additional Notes is exercised in full) to $200.0 million aggregate principal amount (or up to $225.0 million if the underwriters’ option to purchase additional Notes is exercised in full). Corresponding changes will be made wherever applicable in the preliminary prospectus supplement.

The Issuer has filed a registration statement (including the preliminary prospectus supplement dated May 10, 2012 and an accompanying prospectus dated January 27, 2012) with the SEC, for the offering to which this communication relates. Before you invest, you should read the relevant preliminary prospectus supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from Citigroup, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220 or by telephone at 1-800-831-9146 or by email at batprospectusdept@citigroup.com; J.P. Morgan Securities LLC at 1-212-834-4533 or by mail to Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attention: Post-Sale Fulfillment; and UBS Securities LLC at (888) 827-7275 or by mail to 299 Park Avenue, New York, NY 10171, Attention Prospectus Department.